[redacted]

08031872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 07 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 50602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ThinkEquity Partners LLC/ThinkPanmure LLC

OFFICIAL USE ONLY
44274
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 3rd Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Endres 415-249-1357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

90 South Seventh Street (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian K Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThinkEquity Partners LLC / ThinkPanmure LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian K Endres
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 3RD day of APRIL,

20 08 by BRIAN K ENDRES,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Notary seal)

WILSON LEE
COMM. # 1777367
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Nov. 28, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

FORM X-17A-5 PART III
(Title or description of attached document continued)

Number of Pages 2 Document Date APRIL 3, 2008

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
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  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

THINKEQUITY PARTNERS LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

	Filed 01/25/08	Audited Numbers Filed 02/28/08	Differences	Notes
Net capital:				
Members' equity	$ 14,771,275	$ 15,453,797	$ 682,522	A
Subordinated debt	—	—		
Total members' equity qualified for net capital	14,771,275	15,453,797	682,522	
Deductions and/other charges:				
Nonallowable assets:				
Investment banking receivables	1,610,505	1,731,282	120,777	B
Due from affiliates	4,799,963	4,799,963	—	
Other receivables	676,757	676,757	—	
Lease deposits	1,257,677	1,257,677	—	
Prepaid expenses	660,312	660,312	—	
Furniture, equipment, and leasehold improvements	2,874,694	2,874,694	—	
Other assets	—	—	—	
Total nonallowable assets	11,879,908	12,000,684	120,777	
Other additions and/or credits:				
Discretionary bonus accruals	3,874,369	4,015,835	141,466	C
Total additions	3,874,369	4,015,835	141,466	
Net capital before haircuts on securities positions	6,765,736	7,468,948	703,211	
Haircuts on securities (including undue concentration of $0)	693,035	693,035	—	
Net capital	6,072,701	6,775,912	703,211	
Computation of alternative net capital requirement:				
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	1,077,880		(1,077,880)	D
Minimum net capital required (market maker requirement)		779,000	779,000	E
Excess net capital	$ 4,994,822	$ 5,996,912	$ 1,002,091	

Notes

A Members equity was changed by the income statement impact of all of the audit adjustments on the attached schedule. Additionally items 10 and 11 on the attached schedule directly impacted members equity.

B Investement banking receivables was adjusted for item 5 on the attached audit adjustment schedule to accrue additional revenue.

C The discretionary bonus add back was adjusted to capture the full amount of the accrual that was discretionary.

D The minimum net capital was originally calculated based on agregate indebtedness which was later reduced by the amount of discretionary liabilities for the discretionary bonus.

E The market maker requirement was the largest net capital minimum amount after discretionary bonus liabilities had been appropriately deducted from aggregate indebtedness.

KPMG

FSA-NP/SE/VSE
SUMMARY OF AUDIT DIFFERENCES - US (06/07)
SCHEDULE 2

ThinkEquity Partners
Summary of Corrected Audit Differences [KAM 6244]
For year ended 12/31/2007

W/P Ref	#	Accounts and Description	Debit	(Credit)	Income effect Debit / (Credit)
Corrected audit differences at the period-end					
F-206a	2	AP Other Air/Rail Expense *To adjust for the timing difference in travel and entertainment expenses caused by the addition of an accrual for the estimated un-paid 2007 travel and entertainment expenses when there was no accrual in 2006 (2006 expenses booked in 2007)*	42,008	(42,008)	(42,008)
F-216	3	AP Other Contracting Fees *To remove the accrual booked for the 2008 shut-down of ThinkEquity India as ThinkEquity India has continued to operate in 2008 and as management has not yet finalized a shut-down plan.*	150,000	(150,000)	(150,000)
F-460	4	AP Other Annual Private Party Conference *To remove expenses related to the 2008 TTT conference booked to expense in 2007.*	177,100	(177,100)	(177,100)
G-21	5	Accounts Receivable Investment Banking Revenue Travel and Entertainment Expense *To record additional revenue and reimbursement of out-of-pocket expenses related to the settlement of the APEI investment banking transaction.*	120,777	(111,337) (9,440)	(111,337) (9,440)
F-105	6	Legal Expense	775,000		775,000

		I-Banking Revenue *To correct JE #66472 in which cash received related to the settlement of MonsterMob was recorded as cash with an offsetting credit to AP Other (to establish a legal accrual). The proposed entry above records the related revenue and legal expense not booked with entry #66472.*		(775,000)	(775,000)
F-110	7	AP Underwriting I-Banking Revenue *To adjust for additional revenue earned in the Daystar Technologies share offering. Entry above increases revenue earned by TEP and reduces the payable established for Broadpoint.*	214,809	(214,809)	(214,809)
H-30	8	Accrued Compensation Severance Expense *To remove severance expense recorded for employees notified of their release and severance agreements in 2008.*	405,652	(405,652)	(405,652)
H-31a	9	Severance Expense Accrued Compensation *To record and accrue for severance expense related to an employee who was notified in 2007 of the related severance agreement.*	189,896	(189,896)	189,896
H-110	10	Compensation Expense Members' Equity *To record the 2007 expense of options granted in the Overseas Share Option Plan.*	166,208	(166,208)	166,208
H-100	11	Bonus Expense Members' Equity *To allocate the calculated 2007 bonus plan expense from ThinkEquity onto the books of TEP.*	882,696	(882,696)	882,696
F-101	12	Legal Expense AP Other *Entry to record the additional liability related to unrecorded legal fees identified through the attorney letter confirmations and to true-up the previously recorded legal accrual.*	237,928	(237,928)	237,928
Total income effect of audit differences at the period-end					366,382

END